**SOLEBURY CAPITAL LLC
(A WHOLLY-OWNED
SUBSIDIARY OF PNC BANK, N.A.)**

**Financial Statements and
Supplementary Information**

December 31, 2018

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Contents
December 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Member of Solebury Capital LLC
   (A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Solebury Capital LLC (a wholly-owned subsidiary of PNC Bank, N.A.) as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Solebury Capital LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Solebury Capital LLC's management. Our responsibility is to express an opinion on Solebury Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Solebury Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Solebury Capital LLC's auditor since 2013.

Kreischer Miller

Horsham, Pennsylvania
March 1, 2019

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Statement of Financial Condition
December 31, 2018

ASSETS

Cash and cash equivalents	$	67,875,148
Deferred tax asset		1,782,102
Accounts receivable		512,921
Prepaid expense		18,440
Goodwill		2,348,823
Property and Equipment, net of accumulated depreciation		232,985
Total assets		72,770,419

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses		9,832,820
Tax payable		628,516
Total liabilities		10,461,336
Member's equity		62,309,083
Total liabilities and member's equity	$	72,770,419

See accompanying notes to financial statements.

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Notes to Financial Statements
December 31, 2018

1) Organization and Nature of Business

Solebury Capital LLC (the "Company"), a Pennsylvania Limited Liability Company is a wholly-owned subsidiary of PNC Bank, N.A. ("the Parent"), which is a wholly owned subsidiary of The PNC Financial Services Group ("PNC"). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company's focus is to provide corporate and financial sponsor clients with independent advice, experienced judgment and transaction management services.

2) Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences may be material to the financial statements.

Business Combinations

Pursuant to the guidance of Accounting Standards Codification ("ASC") Topic 805 - Business Combinations (Topic 805), the Company recognizes assets acquired and the liabilities assumed in acquisitions at their fair values as of the acquisition date, with the acquisition-related transaction costs expensed in the period incurred.

Effective October 30, 2018, the Parent merged the operations of wholly owned subsidiary Trout Capital LLC ("Trout") with the Company. Trout conducted business as a broker-dealer registered with the SEC and FINRA assisting clients in identifying and contacting various potential investors for underwriting transactions. The results of Trout's operations are presented in the financial statements as of January 1, 2018.

When Trout was acquired by the Parent on December 29, 2017, the Parent elected not to apply pushdown accounting. Accordingly, the goodwill of Trout was not recorded on the stand-alone financial statements of Trout. Since the receiving entity in a common control transaction must record the transferred assets and liabilities at the historical cost of the Parent, $2,348,823 in goodwill was assumed the Company.

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Notes to Financial Statements
December 31, 2018

The following summarizes the Trout assets acquired and liabilities assumed effective January 1, 2018:

Cash and cash equivalents	$	673,208
Accounts receivable		671,526
Prepaid expense		32,516
Goodwill		2,348,823
Property and Equipment		61,777
Total assets acquired		3,787,850
Accounts payable and accrued expenses		48,264
Deferred tax		493,253
Total liabilities assumed	$	541,517

Revenue Recognition

For transaction management services where revenue is contingent upon transaction completion, revenue is recognized when the related transaction occurs and revenue is reasonably determinable. For services not contingent upon transaction completion, revenue is recognized in the period to which it relates.

For the fee-based revenue within the scope of Accounting Standards Codification ("ASC") Topic 606 – Revenue from Contracts with Customers (Topic 606), the recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. The Company has evaluated its contracts with customers and concluded that there was no change in timing or measurement of revenues as historical accounting is consistent with the new guidance. The Company adopted the new guidance as of January 1, 2018, and accordingly, there was no impact from adoption. See Note 10 Fee-based Revenue from Contracts with Customers for additional information related to the scope of Topic 606.

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Notes to Financial Statements
December 31, 2018

Cash and Cash Equivalents

Cash equivalents consist of short-term, highly liquid investments purchased with original maturities of 60 days or less. The carrying amounts reported in cash and cash equivalents approximate fair values.

Property and Equipment

Property and equipment primarily consist of leasehold improvements, furniture and equipment which are amortized over the shorter of the term of the lease or estimated useful lives using the straight-line method.

Goodwill

Goodwill arising from business acquisitions represents the value attributable to unidentifiable intangible elements in the business acquired. At least annually, or more frequently if events occur or circumstances have changed significantly, the Company performs goodwill impairment test at a reporting unit level.

If, after considering all relevant events and circumstances, the Company determines it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, then performing an impairment test is not necessary. If the Company elects to bypass the qualitative analysis, or concludes via qualitative analysis that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, a two-step goodwill impairment test is performed. In the first step, inputs are generated and used in calculating the fair value of the reporting unit, which is compared to its carrying amount. If the fair value is greater than the carrying amount, then the reporting unit's goodwill is deemed not to be impaired. If the fair value is less than the carrying amount, then the second step is performed. In the second step, the implied fair value of reporting unit goodwill, which is determined as if the reporting unit had been acquired in a business combination, would be compared to the carrying amount of that goodwill. If the carrying amount of goodwill exceeds the implied fair value of goodwill, the difference is recognized as an impairment loss.

Income Taxes

Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) *740, Income Taxes*, is the authoritative pronouncement on accounting for and reporting income tax liabilities and expense. FASB ASC 740 prescribes a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken. In addition, FASB ASC 740 provides guidance on derecognition, classification and disclosure.

Management has evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply

with the provisions of this guidance. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2015.

The Company's operating results are included in the consolidated federal income tax return filed by PNC. The Company is a participant in a master tax sharing policy with PNC. Under this policy, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group.

PNC assumes all state income tax liabilities on behalf of the Company; therefore, any state income tax expense/benefit is settled as a capital adjustment.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company principally uses an affiliate, PNC to maintain its operating cash account. At certain times, the Company's balance in its bank account may be in excess of the Federal Deposit Insurance Corporation insurance limits.

The Company's principal clients are public companies or private companies seeking to become public. Services to these clients are normally provided under contractual arrangements. The Company assesses the financial strength of its clients on an ongoing basis. The Company records accounts receivable reserves at levels considered by management to be adequate to absorb estimated probable future losses (uncollectible amounts) existing at the statement of financial condition date. The Company has determined that no accounts receivable reserve was necessary at December 31, 2018.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued *ASU 2016-02, Leases (Topic 842)* effective for fiscal years beginning after December 15, 2018. This ASU requires that lessees recognize a right-of-use asset and related lease liability for all leases with lease terms of more than 12 months. Recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. The Company has adopted this standard prospectively as of January 1, 2019 and accordingly, lease liabilities of $765,989, right-of-use assets of $695,039 and a one-time adjustment of $78,002 to retained earnings were recorded as of January 1, 2019.

Subsequent Events

The Company has conducted a review for any subsequent events through March 1, 2019, which is the date the financial statements were available to be issued. During the Company's review, it

Notes to Financial Statements
December 31, 2018

was determined that no subsequent events have occurred that would require additional disclosures in these notes to the financial statements at December 31, 2018.

3) Related Party Transactions

The Company has an expense and facilities sharing agreement ("Management agreement") with PNC. The Company reimburses PNC on a monthly basis for overhead costs based on an agreed upon allocation. As of December 31, 2018, there is no outstanding balance due to PNC.

The Company also holds a demand deposit account with the Parent. The total funds held in this account as of December 31, 2018, were $2,659,396 and is recorded in cash and cash equivalents on the statement of financial condition.

The Company holds a highly liquid money market fund with BlackRock, Inc, which is partially owned by PNC. As of December 31, 2018, the Company held a balance of $65,215,752 and is recorded in cash and cash equivalents on the statement of financial condition.

The Company holds leased office space from PNC. As of December 31, 2018, there is no outstanding balance due to PNC.

The Company receives client related services from Solebury Trout LLC ("Solebury Trout"), an affiliate. The Company had a payable due of $6,904 as of December 31, 2018 which is reflected in accounts payable and accrued expenses on the Statement of Financial Condition.

The Company also has an expense sharing agreement ("agreement") with Solebury Trout. Through September, the Company reimbursed Solebury Trout on a monthly basis for overhead costs based on an agreed upon allocation. As of December 31, 2018, there is no outstanding balance due under either agreement.

4) Regulatory and Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes net capital under the alternative method. Under this method, the required minimum net capital is equal to $250,000. At December 31, 2018, the Company had net capital of approximately $55.1 million which was approximately $54.8 million in excess of its required net capital.

Additionally, the Company claims the exemptive provision of SEC Rule 15c3-3(k)(2)(i). The Company does not carry securities accounts for customers or perform custodial functions related to customer securities.

5) Employee Benefit Plans

The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by PNC. PNC sponsors a noncontributory, qualified defined benefit pension plan (The PNC Financial Services Group, Inc. Pension Plan), which covers substantially all of the Company's employees. Benefits are determined using a cash balance formula where earnings credits are a percentage of eligible compensation. Earnings credit percentages for plan participants on December 31, 2009, are frozen at the level earned to that point. Earnings credits for all employees who become participants on or after January 1, 2010 are a flat 3% of eligible compensation. All plan participants earn interest on their cash balances based on 30-year Treasury securities rates with those who were participants at December 31, 2009 earning a minimum rate. New participants on or after January 1, 2010 are not subject to the minimum rate. Beginning in 2018, the plan provides for a minimum annual earnings credit amount of $2,000, subject to eligibility criteria. Pension expense is allocated by PNC to the Company based upon an actuarially determined required contribution which includes service and interest costs related to the Company's plan participants.

PNC also maintains nonqualified supplemental retirement plans for certain employees and provides certain health care and life insurance benefits for qualifying retired employees (the "Postretirement Benefits") through various plans. PNC reserves the right to terminate or make changes to these plans at any time. The nonqualified pension plans are unfunded. In November of 2015, PNC established a voluntary employee beneficiary association (VEBA) to partially fund postretirement medical and life insurance benefit obligations. PNC did not make a voluntary contribution to the VEBA in 2018. Postretirement Benefits expense is allocated by PNC to the Company based upon an actuarially determined expense related to participants of the Company. There are no separate plans solely for the employees of the Company.

The PNC defined benefit pension and Postretirement Benefits plans are accounted for in accordance with the provisions of ASC 715 Compensation – Retirement Benefits. As of December 31, 2018, assets of the PNC qualified defined benefit pension plan were $5.0 billion and the projected benefit obligation was $4.4 billion. The qualified pension plan assets are maintained in a trust, and the qualified pension plan benefit payments are paid from the trust. PNC and the Parent made a voluntary contribution totaling $200 million to the pension plan in September 2018. Notwithstanding this contribution, PNC's required contribution for 2019 is expected to be zero based on the funding calculations under the Pension Protection Act of 2006.

The Company's employees participate in PNC's Incentive Savings Plan (the "ISP"). For employees that were hired prior to January 1, 2015, the following plan was in effect. Full-time employees become eligible for the Plan based on date of hire, and as soon as administratively feasible. Part-time employees are eligible for the Plan on the first of the month following or coincident with the completion of one year of service, that is, 1,000 hours of service during the 12 month period beginning on the first day of employment. Under the ISP, employee contributions of up to 4% of biweekly compensation, as defined in the ISP and subject to the Internal Revenue

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Notes to Financial Statements
December 31, 2018

Code limitations, are matched by the Company. Company matching contributions become 100% vested after completing three years of service.

Effective January 1, 2015, auto-enrollment was implemented for new hires and rehires. Employees hired or rehired on or after January 1, 2015, who do not enroll or opt out in 30 days will be automatically enrolled in the Plan at a contribution rate of 4%

6) Stock Based Compensation Plans

PNC has long-term incentive award plans (Incentive Plans) that provide for the granting of restricted shares, restricted share units, other share-based awards and dollar-denominated awards to certain executives. PNC typically grants a substantial portion of its stock based compensation awards during the first quarter of each year.

Shares of PNC common stock available during the next year for the granting of options and other awards under the PNC Incentive Plans were approximately 33 million at December 31, 2018. Total shares of PNC common stock authorized for future issuance under all PNC equity compensation plans totaled approximately 34 million shares at December 31, 2018.

Restricted Share Unit Awards

Certain employees of the Company receive restricted stock unit awards under the Incentive Plans. The fair value of nonvested restricted share unit awards is initially determined based on prices not less than the market value of PNC's common stock prices on the date of grant with a reduction for estimated forfeitures. The Company recognizes compensation expense for such awards ratably over the service based vesting period for each award grant. The unamortized cost is expected to be recognized as expense over a period of approximately 1 year.

Nonvested Restricted Share Unit Awards – Rollforward:

	Nonvested Restricted Share Unit Awards	Weighted-Average Grant Date Fair Value
December 31, 2017	16,884	$ 116.66
Granted	312	159.86
Vested/ Released	-	-
Forfeited	-	-
December 31, 2018	17,196	$ 117.44

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Notes to Financial Statements
December 31, 2018

7) Income Taxes

Significant components of the Company's net deferred tax asset, included in other assets in the statement of financial conditions, are as follows:

	Tax Asset / (Liability)
Employee benefits	$ 2,249,577
Goodwill	(493,253)
Fixed assets and software	18,048
Other	7,730
Net deferred tax asset	$ 1,782,102

At year end, the company did not have any amounts relating to uncertain tax benefits.

Examinations are complete for PNC's consolidated federal income tax returns for 2014 through 2015. The IRS is currently examining PNC's consolidated federal income tax returns for 2016 and 2017.

8) Leasing Arrangements

The Company leases various buildings under noncancelable leases. The remaining terms are less than four years with certain renewal options for like terms.

At December 31, 2018, future minimum lease payments due under the lease agreements are as follows:
- 2019: $256,000
- 2020: $263,000
- 2021: $271,000
- 2022: $23,000

9) Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Property and equipment is depreciated over the shorter of the term of the lease or estimated useful lives using the straight-line method. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in the results of operations. We use estimated useful lives for furniture and equipment ranging from

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Notes to Financial Statements
December 31, 2018

one to 10 years, and leasehold improvements over their estimated useful lives of up to 15 years or the respective lease terms.

Property and equipment at December 31, 2018, consisted of:

Leasehold Improvements	$ 320,693
Furniture	85,269
Equipment	6,789
Total Cost	412,751
Less: Accumulated depreciation	(179,766)
Net Property and Equipment	$ 232,985

10) Fee-Based Revenue From Contracts With Customers

The Company's noninterest income relates to certain fee-based revenue within the scope of Topic 606. The objective of the standard is to clarify the principles for recognizing revenue from contracts with customers across all industries and to develop a common revenue standard under GAAP. The standard requires the application of a five-step recognition model to contracts, allocating the amount of consideration we expect to be entitled to across distinct promises in the contract, called performance obligations, and recognizing revenue when or as those services are transferred to the customer. The standard does not apply to interest income, which continues to be governed by ASC Topic 320. The balance for accounts receivable at December 31, 2017 was $1,760,751.